UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

PARALLEL TECHNOLOGIES, INC.

(Name of Issuer)

Common Stock, par value $.006 per share

(Title of Class of Securities)

699159109

(CUSIP Number)

John D. Kuhns

Parallel Technologies, Inc.

558 Lime Rock Road

Lakeville, Connecticut 06039

(860) 435-7000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

with a copy to:

Darren L. Ofsink

Guzov Ofsink, LLC

600 Madison Avenue, 14th Floor

New York, New York 10022

(212) 371-8008

December 13, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 699159109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Chinamerica Fund, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas, USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 73,837,393.53(1)

	8.	Shared Voting Power None

	9.	Sole Dispositive Power 73,837,393.53(1)

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 73,837,393.53(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 65.3%

14.	Type of Reporting Person (See Instructions) PN

(1) Consists of shares of common stock of Parallel Technologies, Inc. issuable upon exercise of a warrant.  The warrant is exercisable for 301,041.67 shares of common stock, which amount is intended to reflect the number of shares of common stock the Reporting Person would receive following a contemplated reverse stock split of the issuer (the ratio of which the Reporting Persons believe will be approximately 245.273 for 1).  As the warrant is immediately exercisable, the current number of shares issuable upon exercise based on the foregoing ratio is approximately 73,837,393.53.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Chinamerica Dalian Fushi Acquisition LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas, USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 43,433,759.6(2)

	8.	Shared Voting Power None

	9.	Sole Dispositive Power 43,433,759.6(2)

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 43,433,759.6(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 52.5%

14.	Type of Reporting Person (See Instructions) OO

(2) Consists of shares of common stock of Parallel Technologies, Inc. issuable upon exercise of a warrant.  The warrant is exercisable for 177,083.33 shares of common stock, which amount is intended to reflect the number of shares of common stock the Reporting Person would receive following a contemplated reverse stock split of the issuer (the ratio of which the Reporting Persons believe will be approximately 245.273 for 1).  As the warrant is immediately exercisable, the current number of shares issuable upon exercise based on the foregoing ratio is approximately 43,433,759.6.

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the common stock, par value $.006 per share (“Common Stock”), of Parallel Technologies, Inc. (the “Issuer”).  The principal executive offices of the Issuer are located at 558 Lime Rock Road, Lakeville, Connecticut 06039.

Item 2.	Identity and Background
	(a)-(c), (f)	This statement is filed by each of the following persons (the “Reporting Persons”):
	(i)	Chinamerica Fund, LP, a Texas limited partnership; and
	(ii)	Chinamerica Dalian Fushi Acquisition LLC, a Texas limited liability company.

The principal address of the Reporting Persons, which also serves as their principal office, is 2909 St. Andrews Drive, Richardson, Texas 75082.  The Reporting Persons are engaged in the business of investing in domestic publicly held companies that invest in companies operating in China.  The name, citizenship, residence or business address and present principal occupation or employment (including the name, principal business and address of any corporation or other organization in which such employment is conducted) is listed on Schedule A attached hereto for each general partner or managing member of such Reporting Person; each person controlling such general partner or managing member.

(d)           Neither the Reporting Persons nor, to the Reporting Persons’ knowledge, any person named on Schedule A attached hereto is required to disclose legal proceedings pursuant to Item 2(d) of Schedule 13D.

(e)           Neither the Reporting Persons nor, to the Reporting Persons’ knowledge, any person named on Schedule A attached hereto is required to disclose legal proceedings pursuant to Item 2(e) of Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

On December 13, 2005, the Reporting Persons, among others, entered into a stock purchase agreement (the “Purchase Agreement”) with the Issuer, dated December 13 ,2005, pursuant to which the investors (which include the Reporting Persons) purchased 201,511.98 shares of the Issuer’s newly designated Series B Convertible Stock (“Series B Stock”), warrants to purchase additional shares of Common Stock at an exercise price of $3.67 per share (the “Warrants”) and rights to additional issuances of Common Stock based upon the occurrence of a reverse stock split of its Common Stock the ratio of which the Reporting Persons believe will be approximately 245.273 for 1 (the “Reverse Split”), for an aggregate purchase price of $11,225,000.

The Reverse Split will occur upon the filing of a certificate of amendment to the Articles of Incorporation with the Office of the Secretary of State of Nevada, not less than 20 days after, but within 25 days of, the Issuer’s mailing of an Information Statement on Schedule 14C to the Issuer’s shareholders.  A preliminary Information Statement was filed with the Commission on December 14, 2005.  Upon the filing of the certificate of amendment:

•       the 784,575.16 outstanding shares of Series A Convertible Preferred Stock of the Issuer (“Series A Stock”), will be converted automatically into approximately 15,475,595 shares of Common Stock, without any action on the part of shareholders;

• the 201,511.98 outstanding shares of Series B Stock will be converted automatically into approximately 3,975,520 shares of Common Stock, without any action on the part of shareholders; and
• the 39,243,659 currently outstanding shares of Common Stock will be converted automatically into approximately 160,000 shares of Common Stock, without any action on the part of shareholders.

The Warrants purchased by Chinamerica Fund, LP and Chinamerica Dalian Fushi Acquisition LLC are exercisable for 301,041.67 and 177,083.33 shares of common stock, respectively, which amounts are intended to reflect the number of shares of common stock the Reporting Person would receive following a contemplated reverse stock split of the issuer (the ratio of which the Reporting Persons believe will be approximately 245.273 for 1).  As the Warrants are immediately exercisable, the current number of shares issuable upon exercise based on the foregoing ratio is approximately 73,837,393.53 for Chinamerica Fund, LP and 43,433,759.6 for Chinamerica Dalian Fushi Acquisition LLC, representing approximately 65.3% and 52.5% of the total outstanding Common Stock of the Issuer, respectively.  In the aggregate, the Warrants purchased by the Reporting Persons are currently exercisable into approximately 117,271,153 shares of Common Stock, or approximately 74.9% of the Common Stock deemed to be outstanding.

The shares of Series B Stock purchased by all of the investors will convert automatically upon the occurrence of the Reverse Split into an aggregate of approximately 3,975,521 shares of Common Stock based on an expected post-Reverse Split conversion rate of approximately 19.73 shares of Common Stock per share of Series B Stock, which would then represent approximately 20.15% of the total outstanding Common Stock of the Issuer.  Chinamerica Fund, LP purchased 30,518.52 shares of Series B Stock and Chinamerica Dalian Fushi Acquisition LLC purchased 17,952.07 shares of Series B Stock.  As the conversion of the Series B Stock is contingent on the occurrence of the Reverse Split, the Reporting Persons are not deemed to beneficially own the shares of Common Stock issuable upon conversion of the Series B Stock until the occurrence of the Reverse Split.  As such, this Schedule 13D only relates to the Reporting Persons beneficial ownership of Common Stock issuable upon exercise of their Warrants.

Following the Reverse Split and the automatic conversion of the outstanding shares of Series B Stock (as well as the conversion of the outstanding shares of Series A Stock) and the exercise of all outstanding Warrants, the shares of Series B Stock and Warrants held by Chinamerica Fund, LP and Chinamerica Dalian Fushi Acquisition LLC should represent approximately 4.38% and 2.62%, respectively, of the total issued and outstanding Common Stock.

The Reporting Persons have certain rights to acquire additional shares of Common Stock under the Purchase Agreement, including certain shares of Common Stock and Series A Stock deposited into escrow to secure the investors indemnity rights under the Purchase Agreement.  Pursuant to the Certificate of Designations for the Series B Stock, the Reporting Persons also have rights to acquire shares of shares of Common Stock and Series A Stock if the Reverse Split has not occurred within a certain time period following the initial issuance of the Series B Stock.  See Item 4 below.

The funds used by the Reporting Persons for the purchase of the Series B Stock and Warrants were derived from investments in the Reporting Persons made by its partners and members, as applicable, which constituted the capital of the Reporting Persons.

Item 4.	Purpose of Transaction

The shares of the Issuer were acquired for investment.  However, pursuant to the Certificate of Designations for the Series B Stock, the Reporting Persons and other investors under the Purchase Agreement have certain rights to acquire shares of Common Stock that could result in a change of control of the Issuer.  Generally, if by the first anniversary of the initial issuance date of the Series B Stock the Reverse Split is not effected, then Chinamerica Fund, LP, as the representative of the holders of the then outstanding shares of Series B Stock may offer to sell all of the outstanding shares of Series B Stock, upon written notice by 15 days after the first anniversary of the date the Series B Stock was first issued, to the Issuer for the purchase price under the Purchase Agreement.  If the Company fails or refuses to accept the offer and does not purchase all of the outstanding shares of Series B Stock by the 30th day after the first anniversary of the initial issuance date of the Series B Stock, the holders of the then outstanding shares of Series B Stock, each at their own option, may purchase the shares of Common Stock and Series A Stock, as held in escrow, at a price per share of $0.01, upon the terms of that certain escrow agreement entered into in connection with the Purchase Agreement.

Other than as described above neither of the Reporting Persons currently have plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D.  However, the Reporting Persons may in the future determine to:  (i) acquire additional securities of the Issuer through open market purchases, private agreements or otherwise, (ii) dispose of all or a portion of the securities of the Issuer owned by it, or (iii) consider plans or proposals which would relate to or result in:  (a) the acquisition by any person of additional securities of the Issuer; (b) an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer; (c) the sale or transfer of a material amount of assets of the Issuer; (d) any change in the board of directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies of the board of directors of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments; (h) any other action whether or not similar to those enumerated above. The Reporting Persons also reserve the right to take actions to influence the management of the Issuer should it deem such actions appropriate.

Item 5.	Interest in Securities of the Issuer

(a)           Based upon the Issuer’s Form 8-K filed with the Commission on December 14, 2005, there were 39,243,659 shares of Common Stock issued and outstanding.  The Reporting Persons beneficially own 117,271,153 shares of Common Stock, or approximately 74.9% of the Common Stock deemed to be outstanding.  Other than through their relationship with the Reporting Persons, the persons named on Schedule A attached hereto do not beneficially own any shares of Common Stock or other securities of the Issuer.  Each of these persons disclaims beneficial ownership except to the extent of their pecuniary interest therein.

Following the Reverse Split and the automatic conversion of the outstanding shares of Series B Stock (as well as the conversion of the outstanding shares of Series A Stock) and the exercise of all outstanding Warrants, the Reporting Persons should beneficially own 1,434,375.04 shares of Common Stock, or approximately 7% of the total issued and outstanding Common Stock.

(b) The Reporting Persons do not have shared voting power over the shares of Common Stock issuable upon the exercise of the Warrants and do have sole or shared power to dispose of such shares.
(c) No transactions in the Issuer’s Common Stock have been engaged in by the Reporting Persons during the past 60 days other than the transaction described in Items 3 and 4 of this Schedule 13D.
(d) Not applicable.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
In addition to the arrangements disclosed in Items 3 and 4:

•      Each Reporting Person holds a Warrant.  Pre-Reverse Split, these Warrants are exercisable into an aggregate of 117,271,153 shares of Common Stock, or approximately 74.9% of the Common Stock deemed to be outstanding, at an exercise price of $3.67 per share.  The Warrants have a five year term. The Issuer may force the exercise of the Warrants if it signs a binding agreement to make a certain acquisition (provided certain conditions are met) or if the price of the Common Stock exceeds $10 per share for 10 consecutive trading days.

•      The Reporting Persons purchased their Warrants and shares of Series B Stock under the Purchase Agreement described in Item 3.  For more information on this Purchase Agreement, see the Issuer’s Form 8-K filed with the Commission on December 14, 2005.

•      The Reporting Persons are parties to an escrow agreement, dated December 13, 2005, entered into as a condition of the Series B Stock Purchase Agreement.  Pursuant to this escrow agreement, Dalian Fushi Bimetallic Manufacturing Co., Ltd. and certain members of its management deposited 20,000,000 shares of Common Stock and 746,254 shares of Series A Stock that will collectively convert into approximately 14,800,000 shares of Common Stock, representing approximately 75.04% of the then outstanding Common Stock, following the Reverse Split, to secure the indemnity obligations of the Reporting Persons and the other investors under the Purchase Agreement and the obligation of the Company to meet certain net profit targets for the fiscal year ending December 31, 2005 as set forth in the Purchase Agreement.

Other than as disclosed in Items 3 and 4, to the knowledge of the Reporting Persons there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and among such persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits
Exhibit No.	Description
1.	Certificate of Designations authorizing the Series B Convertible Preferred Stock (incorporated by reference from Exhibit 3.5 of the Issuer’s Form 8-K filed on December 14, 2005).
2.

Stock Purchase Agreement by and among Parallel Technologies, Inc., Dalian Fushi Bimetallic Manufacturing Company, Ltd., the management of Dalian Fushi Bimetallic Manufacturing Company, Ltd., Chinamerica Fund, LP, Chinamerica Dalian Fushi Acquisition LLC and the other investors listed on the signature pages thereto, dated December 13, 2005 (incorporated by reference from Exhibit 4.1 of the Issuer’s Form 8-K filed on December 14, 2005).

2.	Form of Warrant (incorporated by reference from Exhibit 4.2 of the Issuer’s Form 8-K filed on December 14, 2005).
3.

Amendment No. 1 to Stock Purchase Agreement by and among Parallel Technologies, Inc., Dalian Fushi Bimetallic Manufacturing Company, Ltd., the management of Dalian Fushi Bimetallic Manufacturing Company, Ltd., Chinamerica Fund, LP, Chinamerica Dalian Fushi Acquisition LLC and the other investors listed on the signature pages thereto, dated December 13, 2005 (incorporated by reference from Exhibit 4.4 of the Issuer’s Form 8-K filed on December 14, 2005).

4.	Joint Filing Agreement, dated as of December 23, 2005, by and between Chinamerica Fund, LP and Chinamerica Dalian Fushi Acquisition LLC.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   December 23, 2005

CHINAMERICA FUND, LP

BY:	CHINAMERICA PARTNERS, L.P.
Its General Partner,

BY:	CHINAMERICA HOLDINGS, L.L.C.
Its General Partner

	By:	/s/ Beau Johnson
	Name:	Beau Johnson
	Title:	Managing Member

CHINAMERICA DALIAN FUSHI
ACQUISITION LLC

BY:	CHINAMERICA HOLDINGS, L.L.C.
Its Manager

	By:	/s/ Beau Johnson
	Name:	Beau Johnson
	Title:	Managing Member

SCHEDULE A

PARTNERS, MEMBERS AND CONTROLLING PERSONS

OF THE REPORTING PERSONS

The name, citizenship, residence or business address and present principal occupation or employment (including the name, principal business and address of any corporation or other organization in which such employment is conducted) is listed below for each general partner or managing member of such Reporting Person and each person controlling such general partner or managing member.

Name and Citizenship	Principal Occupation	Address

(i) Chinamerica Partners, L.P., the general partner of Chinamerica Fund, LP	General Partner	2909 St. Andrews Drive, Richardson, Texas 75082

(ii) Chinamerica Holdings, L.L.C., the general partner of Chinamerica Partners, L.P., and the Manager of Chinamerica Dalian Fushi Acquisition LLC	General Partner/Manager	2909 St. Andrews Drive, Richardson, Texas 75082

(iii) Christopher Effird, U.S.A.	Investor	2909 St. Andrews Drive Richardson, Texas 75082

(iv) Beau Johnson, U.S.A.	Investor	2909 St. Andrews Drive Richardson, Texas 75082

Exhibit Index

Exhibit No.	Description

1.	Certificate of Designations authorizing the Series B Convertible Preferred Stock (incorporated by reference from Exhibit 3.5 of the Issuer’s Form 8-K filed on December 14, 2005).

2.

Stock Purchase Agreement by and among Parallel Technologies, Inc., Dalian Fushi Bimetallic Manufacturing Company, Ltd., the management of Dalian Fushi Bimetallic Manufacturing Company, Ltd., Chinamerica Fund, LP, Chinamerica Dalian Fushi Acquisition LLC and the other investors listed on the signature pages thereto, dated December 13, 2005 (incorporated by reference from Exhibit 4.1 of the Issuer’s Form 8-K filed on December 14, 2005).

2.	Form of Warrant (incorporated by reference from Exhibit 4.2 of the Issuer’s Form 8-K filed on December 14, 2005).

3.

Amendment No. 1 to Stock Purchase Agreement by and among Parallel Technologies, Inc., Dalian Fushi Bimetallic Manufacturing Company, Ltd., the management of Dalian Fushi Bimetallic Manufacturing Company, Ltd., Chinamerica Fund, LP, Chinamerica Dalian Fushi Acquisition LLC and the other investors listed on the signature pages thereto, dated December 13, 2005 (incorporated by reference from Exhibit 4.4 of the Issuer’s Form 8-K filed on December 14, 2005).

4.	Joint Filing Agreement, dated as of December 23, 2005, by and between Chinamerica Fund, LP and Chinamerica Dalian Fushi Acquisition LLC.